Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___December___ 2006
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                     This Form 6-K consists of the following:


                 TELUS sets 2007 financial and operating targets

     Strong record of growth in revenue and underlying profitability to continue in 2007

     VANCOUVER, Dec. 14 - TELUS Corporation (TSX: T and T.A/NYSE: TU) today announced 2007 financial and operating targets that reflect its continued execution of the Company's strategy focused on wireless, data and Internet growth.
     "TELUS' 2007 targets build on the financial success experienced in 2006. TELUS expects to meet or exceed the 2006 consolidated targets set a year ago for revenue, earnings and cash flow," said Robert McFarlane, executive vice president and CFO.
     TELUS' 2007 targets reflect the company's strong exposure to the growing Canadian wireless industry, data growth and continued resilience in wireline. TELUS is targeting six to seven per cent consolidated revenue growth, an increase of approximately $550 million. Profitability targets reflect a largely non-cash expense expected to be recorded in the first quarter of 2007 related to the planned introduction of a new cash settlement method for vested options. Normalized for this change, underlying EBITDA growth is expected to be in the range of four to seven per cent. Adjusting for this change to cash settlement for options, underlying EPS is expected to be $3.25 to $3.45 per share.
     "These targets reflect the confidence of the TELUS organization in our ability to continue to successfully execute our long-term strategy in the face of competitive pressures," McFarlane said. "We will continue TELUS' track record of enhancing shareholder value by both investing for future growth and returning significant capital to our shareholders."
     In addition to the previously announced 36 per cent increase in TELUS' quarterly dividend commencing on January 1, 2007, TELUS also announced its intention to renew a normal course issuer bid for the potential repurchase of up to 24 million shares over the next 12 months, subject to acceptance by the Toronto Stock Exchange.


     The 2007 financial targets and updated 2006 guidance are as follows:

------------------------------------------------------------------------------
                          2007 Targets        Latest 2006 Guidance   Change(1)
------------------------------------------------------------------------------
     Consolidated
      Revenues      $9.175 to 9.275 billion    $8.65 to 8.7 billion    6 to 7%
      EBITDA
       (normalized
       for 2007)(2) $3.725 to 3.825 billion(3) $3.55 to 3.6 billion    4 to 7%
      Earnings
       per Share
       (normalized
       for 2007)        $3.25 to 3.45(4)           $3.15 to 3.25    2 to 8%(6)
      Capital
       expenditures   approx. $1.75 billion  approx. 1.625 billion(5)       8%

     Wireline
      Revenue
       (external)     $4.85 to 4.9 billion   $4.8 to 4.825 billion     1 to 2%
      EBITDA
       (normalized
       for 2007)(2)       $1.775 to               $1.825 to
                       1.825 billion(3)         1.85 billion       (1) to (3)%
      Capital
       expenditures   approx. $1.2 billion  approx. $1.2 billion(5)         -
      High-speed
       Internet
       subscriber
       net adds         more than 135,000       more than 135,000           -

     Wireless
      Revenue
       (external)  $4.325 to 4.375 billion  $3.85 to 3.875 billion   12 to 13%
      EBITDA
       (normalized
       for 2007)(2)  $1.95 to 2.0 billion(3) 1.725 to 1.75 billion   12 to 15%
      Capital
       expenditures   approx. $550 million   approx. $425 million          29%
      Wireless
       subscriber
       net additions    more than 550,000     approx. 550,000(5)            -
     -------------------------------------------------------------------------

     (1) Annual change based on low and high-end 2007 targets compared to midpoint of latest 2006 guidance.
     (2) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense less restructuring and workforce reduction costs. Restructuring and workforce reduction costs are estimated to be up to $80 million in 2006 and approximately $50 million in 2007.
     (3) EBITDA normalized for expected 2007 pre-tax option expense of $200 million consolidated ($150 million in wireline and $50 million in wireless). Reported EBITDA in 2007 would be $3.525 to $3.625 billion consolidated, $1.625 to $1.675 billion in wireline, and $1.90 to $1.95 billion in wireless.
     (4) EPS normalized for $0.40 for expected 2007 cash settlement option expense. Reported EPS in 2007 would be $2.85 to $3.05.
     (5) Items that have been updated since last guidance provided on November 3, 2006.
     (6) The normalized EPS increase is in the range of 17 to 24% when adjusted for the $0.42 of positive impacts in 2006 from the settlement of tax matters in the first nine months and the 2007 $0.40 cash settlement option expense.


     In 2007, TELUS, subject to obtaining regulatory approval, is introducing the cash settlement method for substantially all currently vested options and those vesting in 2007. Cash settlement mitigates shareholder dilution from issuing shares from treasury, and allows cash payments for the difference in value between the market value and the exercise price of shares to be deductible for tax purposes when options are exercised thus resulting in significant future tax savings. This change results in an increased non-cash option expense (an operating expense) for accounting purposes, which is estimated at approximately $200 million ($150 million wireline and $50 million wireless). The expense is expected to be substantially recorded in the first quarter of 2007. TELUS' 2007 stated targets for segmented EBITDA, consolidated EBITDA, and EPS have been normalized for the non-cash accounting expense expected to be recorded in regards to implementing the cash settlement for options.
     Wireline revenue is expected to increase one to two per cent in 2007, driven largely by data. EBITDA, normalized for the change to cash settlement for option expense, is expected to be down one to three per cent as a result of continued competitive pressures, initial expenses related to launch of growth oriented products and services, and lower profitability margins.
     Wireless revenue is expected to increase 12 to 13 % in 2007 due to continued strong growth in wireless subscribers and increased wireless data adoption and usage. Wireless EBITDA, normalized for the change to cash settlement for option expense, is expected to increase 12 to 15 % in the year.
     The expected earnings per share in 2007 reflects overall higher operating profitability, lower financing costs as a consequence of reduced debt levels and lower interest rates on debt refinancing, and an expected decrease in total outstanding shares. The 2007 EPS growth rate is offset by increased depreciation expense and a 40 cent after-tax impact from the change to cash settlement of options. TELUS' EPS guidance for 2006 includes 42 cents of positive impacts from the settlement of tax matters in the first nine months. When adjusting for these tax-related factors and cash settlement option expense, the normalized EPS growth rate for 2007 is expected to be in the range of 17 to 24%.
     TELUS continues to have long-term policy guidelines including net debt to EBITDA of 1.5 to 2.0 times; net debt to total capital of 45 to 50%; and a dividend payout ratio guideline of 45 to 55% of sustainable net earnings. The latest 2007 targets and 2006 guidance announced today are in compliance with these policy guidelines. TELUS is revising its definition of net debt to include 100% (formerly 0%) of off balance sheet accounts receivable securitization to conform with credit rating agency treatment of accounts receivable securitization. TELUS may hedge all or a portion of the stock price exposure related to its cash settled option program.
     Based on an updated review of the company's tax loss position, TELUS now expects minimal cash tax payments in 2007, a preliminary estimate of approximately $100 million in 2008 with the payment of significant cash taxes largely deferred to 2009, rather than 2008 as previously anticipated.

     Key Assumptions & Sensitivities

     For 2007 target purposes, a number of assumptions were made including: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including GDP growth of 3.0% in Canada; increased wireline competition in both business and consumer markets, particularly from cable TV and VoIP companies; forbearance for local retail wireline services in major urban markets by the second half of 2007; no further price cap mandated consumer price reductions; wireless industry market penetration gain of 4.5 to 5%; approximately $50 million restructuring and workforce reduction expenses (up to $80 million in 2006); statutory tax rate of approximately 34%; a discount rate of 5.0% and expected return of 7.25% for pension accounting unchanged from 2006; and average shares outstanding of 330 to 335 million shares. EPS, cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares (approximately 7% of outstanding total shares) over a 12 month period under the normal course issuer bid, subject to acceptance by the Toronto Stock Exchange, which could commence on December 20, 2006 (17.1 million shares repurchased to Dec 11, 2006 under previous program).
     We encourage investors to read the forward looking statements below, and in related disclosures, for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

     Forward-looking statements
     _________________________________________________________________________

     This document contains statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the assumptions (see key assumptions listed above), predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, guidance, expectations, estimates or intentions expressed in the forward-looking statements.

     Factors that could cause actual results to differ materially include but are not limited to: competition; economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible spectrum asset purchases); financing and debt requirements (including share repurchases and debt redemptions); tax matters (including deferral of payment of significant cash taxes); human resources; business integrations and internal reorganizations; technology (including reliance on systems and information technology); regulatory approvals (including acceptance of the share repurchase program and amendments stock option plans to allow for cash settlement of options); regulatory developments (including local forbearance, local price cap reductions and wireless number portability); process risks (including conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including man-made and natural threats); and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents including the 2005 Annual Report, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

     For further information, see Section 10: Risks and risk management in TELUS' annual 2005 Management discussion and analysis, as well as updates reported in section 10 of TELUS' 2006 first, second and third quarter Management's discussion and analyses.
     _________________________________________________________________________

     About TELUS

     TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $8.5 billion of annual revenue and 10.5 million customer connections including 4.9 million wireless subscribers, 4.6 million wireline network access lines and 1.1 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada's premier corporate citizen, over the last five years TELUS has contributed more than $62 million to charitable and non-profit organizations, and has established seven TELUS Community Boards across Canada to lead its local philanthropic initiatives. For more information about TELUS, please visit telus.com.



For further information:

 Media Relations:                 Investor Relations:
   Allison Vale,                    John Wheeler,
   (416) 629-6425,                  (604) 697-8154,
   allison.vale(at)telus.com;       ir(at)telus.com;

                                    Robert Mitchell,
                                    (416) 279-3219,


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 14, 2006
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary